FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, October 11, 2011 - Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Globex Utilidades S.A. [BM&FBOVESPA: GLOB3] hereby announce their sales for the third quarter of 2011 (unaudited results). The information presented is based on consolidated figures and denominated in Reais, in accordance with Brazilian Corporate Law.

Grupo Pão de Açúcar (GPA) – consolidated

In 3Q11, GPA’s gross sales, comprising all the Group’s formats and businesses, increased by 58.2% over the same period last year to R$12,570.9 million, while net sales were up by 55.9% to R$11,085.1 million.

As from 3Q11, Casas Bahia’s operations were included in the same-store basis. In such basis, Casas Bahia’s sales have been included since July 2010, when the association agreement with Globex was signed. Therefore, in same-store terms GPA consolidated’s gross sales were up 9.5% over 3Q10, while net sales increased 10.6% in the same period.

In the first nine months, gross sales amounted to R$37,548.7 million, up 59.5% over 9M10, while net sales increased 57.8% to R$33,223.6 million.

In same-store terms, gross sales increased 8.9% over 9M10, while net sales were up by 9.6%.

GPA Food (1)

In the third quarter, GPA concluded the conversion of CompreBem and Sendas stores into banners Extra, Pão de Açúcar and Assaí. The conversion process, which began 18 months ago, totaled investments of approximately R$ 230 million and modernization of 221 stores, of which 93 stores were converted only in 3Q11. Out of the total converted stores, 188 were into Extra Supermercado, 20 into Extra Hipermercado, 10 into Pão de Açúcar and 3 into Assaí.

These conversions are part of a business model, defined over the last two years, which meets the new consumer habits arising from socio-economic changes, increase in per-capita income and the change in consumption profile in each CompreBem and Sendas operational microregion. The model is marked by the expansion of the perishable; fruit, vegetables and greengrocery; meat; and dairy product sections.

In 3Q11, GPA posted gross and net sales of R$6,833.9 million and R$6,158.6 million, respective year-on-year growth of 11.8% and 12.3%.

On a same-store basis, gross sales increased 8.5% and net sales were up by 8.9%, respectively, over 3Q10. It is worth noting that 1Q11 and 2Q11 were impacted by the seasonal effect of Easter, as shown in the graph below. In real terms, i.e. adjusted by the IPCA consumer price index(2), gross sales were up by 1.2% in 3Q11.

Also on a same-store basis, gross food sales grew by 8.2% in the period, led by perishables (+9.6%), while gross non-food sales increased by 9.3%, led by gas stations (+14.5%) and electronics/home appliances (+12.6%).

(1) GPA Food includes supermarkets, hypermarkets, gas stations, drugstores and cash-and-carry.
(2) GrupoPão de Açúcar adopts the IPCA consumer price index as its inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The 12-month IPCA adopted was 7.31%.

The Group‘s best-performing formats in 3Q11 were Extra Supermercado and Assaí, which posted same-store gross sales growth above 15%.

In 9M11, GPA Food’s gross sales totaled R$20,402.5 million, up 10.3% over the same year-ago period, while net sales increased 10.6% to R$18,371.7 million.

In same-store terms, gross sales were up by 7.7%, while net sales increased 8.0%. Also on a same-store basis, gross food sales increased by 7.6% in the period, while non-food sales moved up by 8.0%.

Globex

Globex’s total gross sales in 3Q11, including the Ponto Frio, Casas Bahia stores and Nova Pontocom (the e-commerce operations of Pontofrio.com.br, Extra.com.br, Casasbahia.com.br and Ponto Frio’s wholesale operations) totaled R$5,737.0 million, up 233.5% over the same year-ago period. In the same period, net sales increased by 225.3% to R$ 4,926.4 million.

As from 3Q11, Casas Bahia’s operations were included in the same-store basis. In such basis, Casas Bahia’s sales have been included since July 2010, when the association agreement with Globex was signed. Therefore, in same-store terms Globex’s gross and net sales were up 10.7% and 12.5%, respectively. In the same basis, gross sales of the bricks-and-mortar operations increased 9.5% and of Nova Pontocom increased 18.6%.

Gross sales of Nova Pontocom’s e-commerce operations (Pontofrio.com.br, Extra.com.br and Casasbahia.com.br) increased 31.4% in 3Q11. As mentioned in the paragraph above, Nova Pontocom as a whole, including Ponto Frio’s wholesale operations, increased 18.6%. It is important to mention that Ponto Frio’s wholesale distribution center moved to Rio de Janeiro from São Paulo, which also had an impact on sales in the period, but will lead to increased integration and synergies of this operation for its customers as of the fourth quarter.

In August/2011, the front-office systems of 456 Ponto Frio stores were changed and began using the same operating platform as the Casas Bahia stores. Such change will speed up the capture of synergies by Ponto Frio stores.

In 9M10, Globex’s gross sales totaled R$17,146.2 million, up 265.5% over the year before. Net sales stood at R$14,851.9 million, up 261.5% over 9M10.

On a same-store basis, gross sales increased by 11.4% in 9M10. Nova Pontocom’s gross sales increased 21.9% over 9M10, led by e-commerce, which increased 31.4%.

Bruno Salem Brasil
Orivaldo Padilha	bruno.brasil@grupopaodeacucar.com.br	Investor Relations
orivaldo.padilha@grupopaodeacucar.com.br
Phone: (11) 3886-0421
	Marcel Rodrigues da Silva	Fax: (11) 3884-2677
marcel.rodrigues@grupopaodeacucar.com.br

Vitor Fagá		E-mail: gpa.ri@grupopaodeacucar.com.br
vitor.faga@grupopaodeacucar.com.br	Isabela Cadenassi	Website: www.gpari.com.br
	isabela.cadenassi@grupopaodeacucar.com.br	www.globex.com.br/ri

Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results and relating to the growth potential of the Company are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 11, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.